# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Glen Burnie Bancorp, CIK 0000890066
CUSIP: 377407101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 101 CRAIN HWY SE,, GLEN BURNIE, United States (X1), 21061
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001532155-25-000110
Filed by CIK 0001109448

## Reporting persons
- AllianceBernstein L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 198,858; shared voting power 0; sole dispositive power 198,858; shared dispositive power 0; aggregate amount beneficially owned 198,858 (6.9% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Glen Burnie Bancorp
Address of issuer's principal executive offices: 101 CRAIN HWY SE,, GLEN BURNIE, MD 21061

## Item 2. Person Filing
Name of person filing: AllianceBernstein L.P. ("AllianceBernstein L.P.")
Address of principal business office or, if none, residence:
501 Commerce Street, Nashville, TN 37203
All media outlets, please contact Jennifer Will at AllianceBernstein (212-969-1157) with any questions. All other questions can be directed to Section13USFilings@alliancebernstein.com.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
198,858 shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.*

*AllianceBernstein L.P. is a majority owned subsidiary of Equitable Holdings, Inc. ("EQH"). AllianceBernstein operates under independent management and makes independent decisions from EQH and its respective subsidiaries, and EQH calculates and reports beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).
Percent of class: 6.9
Sole power to vote or to direct the vote: 198,858
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 198,858
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- AllianceBernstein L.P.: Melissa Guerra, VP/Director of Compliance (08/13/2025)